UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-42728

Masonglory Limited

(Registrant’s Name)

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On July 31, 2026, Masonglory Limited (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) at 3:00 p.m. (Hong Kong time and date) at Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong. On July 8, 2026 (the “Record Date”), the record date for the EGM, there were 16,957,000 of the Company’s shares of a par value of US$0.0001 each (the “Ordinary Shares”) outstanding and entitled to vote at the EGM. 10,563,175 Ordinary Shares, which represented 62.29% of the shares of the outstanding Ordinary Shares in the Company, were represented in person or by proxy. All matters were acted upon by the Company’s shareholders at the EGM, each of which was voted and approved by the shareholders, that with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than August 31, 2026 (the “Effective Date”):

THAT AS ORDINARY RESOLUTIONS:-

(a)	every eight(8) issued and unissued shares of a par value of US$0.0001 each in the share capital of the Company be consolidated into one (1) share of a par value of US$0.0008 each (the “Share Consolidation”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each to US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each (the “Ordinary Share”), effective on the Effective Date as determined by the board of directors of the Company (the “Board”); any fractional share of an Ordinary Share that a Shareholder would otherwise be entitled to receive as a result of the Share Consolidation will not be issued to such Shareholder and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorised to round up any fractional share of an Ordinary Share that such Shareholder would otherwise be entitled to receive as a result of the Share Consolidation, such that each such Shareholder will be entitled to receive one additional Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation;

(b)	the Board of be and is hereby authorized and granted with full authority to determine the Effective Date failing which the Share Consolidation shall not take any effect;

(c)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed severally, for and on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of and to implement the Share Consolidation and related matters, including without limitation, to update the register of members of the Company, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the ordinary shares, and any and all actions already taken by such Director in connection with the Share Consolidation and related matters (including his/her prior execution and delivery of any document by such Director) be ratified, approved, confirmed and adopted in all respects; and

(d)	the registered office provider and the transfer agent of the Company be and are hereby instructed severally to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

The voting results were as follows:

For	Against	Abstain
10,552,195	8,980	2,000

THAT AS SPECIAL RESOLUTIONS:

(a)	subject to the approval by the shareholders of the Share Consolidation, and immediately after the Share Consolidation takes effect, the authorized share capital of the Company be re-classified by re-classifying 62,500,000 shares of a par value of US$0.0008 each as 60,000,000 class A ordinary shares of a par value of US$0.0008 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges as set out in the New M&A (as defined below)) and 2,500,000 class B ordinary shares of a par value of US$0.0008 each (the “Class B Shares”, each such share carrying fifty (50) votes per share with such rights, restrictions and privileges as set out in the New M&A) (the Class A Shares together with the Class B Shares, the “Shares”) (the “Reclassification”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each to US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each comprising (i) 60,000,000 class A shares of a par value of US$0.0008 each and (ii) 2,500,000 class B shares of a par value of US$0.0008 each;

(b)	the Board be and is hereby authorized and granted with full authority to determine the Effective Date failing which the Reclassification shall not take any effect;

(c)	contemporaneously upon the Reclassification taking effect, (i) 682,500 issued shares of a par value of US$0.0008 each of the Company held by Fung & Tun Limited be re-designated as 682,500 Class B Shares, credited as fully paid, and (ii) each remaining issued share of a par value of US$0.0008 each of the Company held by the respective existing shareholder of the Company be re-designated as an issued Class A Share, credited as fully paid (the “Re-designation”) with all rights, restrictions and privileges as set out in the New M&A; and

(d)	subject to and conditional upon shareholders’ approvals of the Reclassification and the Re-designation and contemporaneously upon the Reclassification and Re-designation taking effect, the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments to the existing amended and restated memorandum of association and articles of association (the “Existing M&A”) in the form set out in Exhibit 3.1 hereto, be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the Existing M&A;

(e)	each Director be, and hereby is, authorized, approved and directed severally, for and on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the Reclassification, the Re-designation and related matters, including without limitation, to update the register of members of the Company, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Reclassification and the Re-designation, and any and all actions already taken by such Director in connection with the Reclassification, the Re-designation and related matters (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(f)	the registered office provider and the transfer agent of the Company be and are hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

The voting results were as follows:

For	Against	Abstain
10,538,866	22,204	2,105

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
3.1*	Second Amended and Restated Memorandum and Articles of Association

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

Date: July 31, 2026	By:	/s/ Tse Shing Fung
	Name:	Tse Shing Fung
	Title:	Chairman of the Board and Director

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